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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              THE MILLS CORPORATION
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $23.50 OR MORE
                         (TITLE OF CLASS OF SECURITIES)

                                    601148109
                      (CUSIP Number of Class of Securities)

                               LAURENCE C. SIEGEL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                        1300 WILSON BOULEVARD, SUITE 400
                            ARLINGTON, VIRGINIA 22209
                                 (703) 526-5000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                         COMMUNICATIONS ON BEHALF OF THE
                           PERSON(s) FILING STATEMENT)

                                 With a copy to:
                          J. WARREN GORRELL, JR., ESQ.
                                ALAN L. DYE, ESQ.
                             HOGAN & HARTSON L.L.P.
                           555 THIRTEENTH STREET, N.W.
                           WASHINGTON, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE
   Transaction Valuation*                               Amount of Filing Fee
--------------------------------------------------------------------------------
      $4,326,964.54                                          $865.40**
*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.
**Previously paid.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:    $865.40        Filing party:   The Mills Corporation
Form or registration No.:  Schedule TO    Date filed:     November 17, 2000

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO with respect to an offer by The Mills Corporation, a Delaware corporation, to purchase from its employees all outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $23.50 or more for shares of Restricted Stock, as defined in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

ITEM 12. EXHIBITS

         (a)      (1)      Offer to Purchase, dated November 17, 2000.*

                  (2)      Form of Letter of Transmittal.*

                  (3)      Form of Letter to Holders, dated November 17, 2000.*

                  (4) The Mills Corporation Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference.

                  (5) The Mills Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, incorporated herein by reference.

                  (6)      Form of Letter to Holders, dated November 29, 2000.

         (d) (1.1) Form of The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to The Mills Corporation Registration Statement on Form S-8 (333-81863) dated June 29, 1999.

                  (1.2) Form of The Mills Corporation 1999 Stock Option Plan, incorporated by reference to Exhibit No. 99.3 to The Mills Corporation Registration Statement on Form S-8 (333-81865) dated June 29, 1999.

                  (2.1) Form of Restricted Stock Award Agreement for Awards Pursuant to The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan.*

                  (2.2) Form of Restricted Stock Award Agreement for Awards pursuant to The Mills Corporation 1999 Stock Option Plan.*

         (b),     (g) and (h)  Not applicable.

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* Previously filed.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                                 THE MILLS CORPORATION


                                                 by:  /s/  Kenneth R. Parent
                                                 ---------------------------
                                                 Kenneth R. Parent
                                                 Executive Vice President

Dated November 29, 2000


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                      DESCRIPTION
------                                      -----------


     A1           -        Offer to Purchase, dated November 17, 2000.*

     A2           -        Form of Letter of Transmittal.*

     A3           -        Form of Letter to Holders, dated November 17, 2000.*

     A4           -        The Mills Corporation Annual Report on Form 10-K for
                           the year ended December 31, 1999, incorporated herein by reference.

     A5           -        The Mills Corporation Quarterly Report on Form 10-Q
                           for the quarter ended September 30, 2000, incorporated herein by reference.

     A6           -        Form of Letter to Holders, dated November 29, 2000.

     D1.1         -        Form of The Mills Corporation 1994 Amended and
                           Restated Executive Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to The
                           Mills Corporation Registration Statement on Form S-8
                           (333-81863) dated June 29, 1999.


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     D1.2         -        Form of The Mills Corporation 1999 Stock Option Plan,
                           incorporated by reference to Exhibit No. 99.3 to The Mills Corporation Registration Statement on Form S-8 (333-81865) dated June 29, 1999.

     D2.1         -        Form of Restricted Stock Award Agreement for Awards
                           Pursuant to The Mills Corporation 1994 Amended and
                           Restated Executive Equity Incentive Plan.*

     D2.2         -        Form of Restricted Stock Award Agreement for Awards
                           pursuant to The Mills Corporation 1999 Stock Option
                           Plan.*





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* Previously filed.